U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 333-178199

Notification of Late Filing

(Check One): [ ]  Form  10-K [ ] Form  20-F  [ ] Form  11-K  [X ] Form  10-Q [ ] Form N-SAR

For Period Ended:   April 30, 2014

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Dino Energy Corporation Full Name of Registrant

Gysan Holdings, Inc. Former Name if Applicable

Unit 7, 833 -1st Avenue, N.W. Address of Principal Executive Office (Street and Number)

Calgary, Alberta, Canada T2N 0A4 City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[ ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

The Company has encountered a delay in assembling the information required to be included in its Quarterly Report for the period ending April 30, 2014. The Company expects to file its April 30, 2014, Form 10-Q Quarterly Report with the U.S. Securities and Exchange Commission within 5 calendar days of the prescribed due date.

Part IV - Other Information

(1)  Name and telephone number of person to contract in regard to this notification.

Richard W. Jones	770	804-0500
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). [X] Yes [  ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DINO ENERGY CORPORATION

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 13, 2014	By:/s/Eric D. Lawson
Eric D. Lawson Its: President, Chief Executive Officer, and Director

3